FSB PREMIER WEALTH MANAGEMENT, INC.
Statement of Financial Condition
December 31, 2025

ASSETS	
Cash and cash equivalents	$1,235,580
Prepaid expenses	18,717
Intangible assets, net of accumulated amortization	34,439
Furniture and equipment, net of accumulated depreciation of $6,902	-
TOTAL ASSETS	$1,288,736
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES	
Accrued compensation and benefits	$376,456
Other liabilities	19,250
Total liabilities	395,706
STOCKHOLDER'S EQUITY	
Common stock, $.10 par value per share; authorized 100,000 shares; issued and outstanding, 27,019 shares	2,702
Additional paid-in capital	454,805
Retained earnings	435,523
Total stockholder's equity	893,030
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$1,288,736

See notes to financial statements.